SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                              Dated August 5, 2003



                             MILLEA HOLDINGS, INC.
                (Translation of Registrant's name into English)
               Otemachi First Square, 1-5-1 Otemachi, Chiyoda-ku
                             Tokyo 100-0004, Japan
                    (Address of principal executive offices)



        Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                          Form 20-F [X] Form 40-F [ ]


          Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                 Yes [ ] No [X]

                          Table of Documents Submitted

Item
----

1.   Announcement Regarding Share Repurchases from the Market dated August 4,
     2003.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         KABUSHIKI KAISHA MILLEA HOLDINGS
                                         (Millea Holdings, Inc.)


August 5, 2003
                              By:   /s/  Yoshinori Ishii
                                  -------------------------------------------
                                  Yoshinori Ishii
                                  Group Leader
                                  Corporate Legal and Risk Management Department

(English translation)

August 4, 2003
                                        Millea Holdings, Inc.
                                        5-1 Otemachi 1-chome, Chiyoda-ku, Tokyo
                                        TSE code number: 8766

            Announcement regarding share repurchases from the market
           --------------------------------------------------------


Millea Holdings, Inc. announced today that it has repurchased its own shares from the market, pursuant to Article 210 of the Commercial Code, as detailed below.

1.   Period in which repurchases were made:
     From July 22, 2003 through August 1, 2003.

2.   Number of shares repurchased: 3,920 shares.

3.   Aggregate purchase price of shares: 4,420,140,000 yen

4.   Method of repurchase:
     Purchased through the Tokyo Stock Exchange.

(For reference)

1. Details of the resolution made at the 1st ordinary general meeting of shareholders held on June 27, 2003 are as follows.
(a)  Class of shares to be repurchased: Common stock of Millea Holdings.
(b) Aggregate number of shares to be repurchased: Up to 120,000 shares. (Represents approximately 6.5% of the shares outstanding.)
(c)  Aggregate purchase price of shares: Up to 100 billion yen.

2. Status as of August 1, 2003.
(a)  Aggregate number of shares repurchased: 9,983 shares.
(b)  Aggregate purchase price of shares: 10,685,159,000 yen

For further information, please contact:
Masayuki Ito
General Manager and Group Leader
Corporate Planning Dept.
Millea Holdings, Inc.
Phone: 03-6212-3341